Stratasys Ltd.

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344 (952) 937-3000	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124 +972-74-745-4400

August 23, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Austin Pattan, Esq. and Matthew Crispino, Esq.

Re:	Stratasys Ltd. (the “Company”)
Withdrawal of Acceleration Request- Registration Statement on Form F-4 (File No. 333-272759)

Dear Messrs. Pattan and Crispino:

Reference is made to our letter filed as correspondence via EDGAR on the date hereof (August 23, 2023), in which we requested the acceleration of the effective date of the above-captioned Registration Statement for August 25, 2023 at 5:30 p.m., Eastern Daylight Time, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting at the current time that such Registration Statement be declared effective and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Viktor Sapezhnikov, Esq., of Wachtell, Lipton, Rosen & Katz, at VSapezhnikov@wlrk.com or 212-403-1122 or Jonathan M. Nathan, Adv., of Meitar Law Offices, at jonathann@meitar.com or +972-3-6103157 if you have any questions regarding this correspondence.

[Signature page follows]

Sincerely, STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

cc:	Vered Ben Jacob, Adv., Chief Legal Officer, Stratasys Ltd.
Eitan Zamir, Chief Financial Officer, Stratasys Ltd.

Adam O. Emmerich, Esq., Wachtell, Lipton, Rosen & Katz Viktor Sapezhnikov, Esq., Wachtell, Lipton, Rosen & Katz J. David Chertok, Adv., Meitar Law Offices
Jonathan M. Nathan, Adv., Meitar Law Offices Jonathan Atha, Adv., Meitar Law Offices